April 30, 2019

FORM C-AR



INDECO UNION

Regulation Crowdfunding Annual Report

This is not an offer of securities.

This Annual Report has been prepared by Indeco Union for filing with the SEC according to the Regulation Crowdfunding ("Reg CF") rules.

A crowdfunding investment involves risk. You should not invest any funds in crowdfunded offerings unless you can afford to lose your entire investment. See the "Risk Factors" section herein.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Reg CF securities are not recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or this Annual Report, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities were exempt from registration.

REGULATION CROWDFUNDING ANNUAL REPORT
OF
INDECO UNION

Indeco Union, a Delaware public benefit corporation ("Indeco", "we", "us" or the "Company"), is providing this Annual Report as required under the SEC Regulation Crowdfunding rules.

Since our capital raise under Reg CF, our business model has substantially changed. The Company now intends to offer an ecosystem intelligence platform (the "<u>Platform</u>") to collect, analyze and distribute information vital to stakeholders in Environmental, Social and Governance ("<u>ESG</u>") investments. Our initial market will be investors, asset managers and fund managers participating in the Opportunity Zone ("<u>O-zone</u>") program established as part of the 2017 Tax Cuts and Jobs Act ("<u>TCJA</u>").

We believe that the generous incentives, complex regulations and urgent time-frames of the O-zone program will provide rapid traction for our Platform in the market. We plan to offer our Platform as a mobile app free of charge to ecosystem stakeholders with targeted intelligence reports for investors, asset managers and project developers offered through paid subscription plans. We also plan to leverage our crowdsourced intelligence to raise and manage a Qualified Opportunity Fund ("<u>Fund</u>") that will develop projects in the most promising O-zone ecosystems.

INDECO FORM C-AR
TABLE OF CONTENTS

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

COMPANY OVERVIEW

Indeco Union ("Indeco" or the "Company") is a Delaware public benefit corporation that is developing an ecosystem intelligence platform (the "Platform") to collect, analyze and distribute information vital to stakeholders in Environmental, Social and Governance ("ESG") investments. Our initial market will be investors, asset managers and fund managers participating in the Opportunity Zone ("O-zone") program established as part of the 2017 Tax Cuts and Jobs Act ("TCJA").

We believe that the generous incentives, complex regulations and urgent time-frames of the O-zone program will provide rapid traction for our Platform in the market. We plan to offer our Platform as a mobile app free of charge to ecosystem stakeholders with targeted intelligence reports for investors, asset managers and project developers offered through paid subscription plans. We also plan to leverage our crowdsourced intelligence to raise and manage a Qualified Opportunity Fund ("Fund") that will develop projects in the most promising O-zone ecosystems.

Unlike ESG investment rating and reporting systems that use standardized formulas and apply them to information provided by companies, we plan to gather data directly from ecosystem stakeholders such as property owners, real estate brokers, project developers, service providers, contractors, economic development professionals, fund managers, asset managers, entrepreneurs and service providers through their use of our free app. As a multi-sided platform, our app will offer valuable features for collaborative project development and asset management including tax and legal rules enforcement for primary and secondary market transactions.

We plan to monetize our Platform through the subscription licensing of actionable intelligence reports to investors, asset managers, fund managers and project developers. Reports will be generated through machine learning algorithms trained on the data crowdsourced from users of the app. Subscribers will also have access to data sets and tools for predicting and improving portfolio performance.

We also intend to leverage our ecosystem intelligence platform to raise and manage our own Fund to invest in the most promising opportunity zone projects that fit with our investment thesis. Our fund, the Indeco Opportunity Fund ("IOF"), will invest in shared spaces for co-working, co-living and co-manufacturing, shared energy infrastructure such as community solar, battery storage and microgrids, and shared digital systems such as 5G wireless, the embedded sensors and controls that make up the "Internet of Things" ("IoT") and the machine learning applications and cloud storage infrastructure for "smart city" systems.

By focusing on shared space, infrastructure and services we intend to reduce risk, increase returns and optimize project utilization and cash-flow. Indeco will receive management fees and carried interest on the fund it manages. Investment in this Offering is not an investment in the IOF and will not convey any capital gains tax benefits associated with Fund investments. We anticipate raising up to $250,000,000 in the IOF in a separate offering.

Once we have established a leadership position in ecosystem intelligence for the new QOF asset class, we intend to expand into other ESG asset classes such as public and private equities, debt instruments, asset-backed securities and commodities. Until fairly recently, ESG and CSR were marginal considerations for investors and corporations. Funds that took ESG factors into consideration were less popular among mainstream investors who believed asset managers were making a trade-off between returns and environmental or social benefits. Companies similarly considered CSR an additional expense that could be a drag on revenue growth or profitability. In many corporations, CSR is a function of corporate communications with the coal of avoiding or mitigating controversy instead of addressing challenges.

Today, many investors and asset managers see ESG as a competitive advantage. ESG reduces portfolio risk and increases upside. Companies that are deeply aligned with the environmental and social concerns of their stakeholders, including employees, customers, investors and communities within which they operate, are better able to take advantage of innovations and growth opportunities and less likely to face unexpected challenges.

The ESG investing sector in the U.S. represented $12 trillion in assets in 2018, growing 44% since 2016 and at 13.6% CAGR since 2016 according to the US SIF Foundation. Over $70 trillion in global assets are managed by the 1,600 members of the UN-backed Principles of Responsible Investing (PRI). Meanwhile, Fortune 500 companies in the US and UK are spending over $15 billion each year on CSR programs.

A new dynamic has made the most common ESG and CSR models suddenly obsolete, and created an opportunity for disruption in the form of "bottom-up" crowdsourced ESG and CSR intelligence rooted at the local level. Historically, companies have exerted pressure on national, state and local officials to accommodate corporate and industrial interests and managed environmental and social conflict as perception problems. The goal was simply to avoid controversy.

Investors and asset managers have used broad rubrics that excluded certain categories of portfolio exposure or rate companies on their ability to proactively manage issues and mitigate risk. CSR, as a public relations function, is typically accomplished through common measures such as the purchase of greenhouse gas (GHG) emissions offsets, diversity campaigns and responsible sourcing programs.

Our methodology is different. By facilitating project development at the local level we will gain granular information and intelligence that can be aggregated into valuable insights that move markets. These insights, coupled with geospatial and market analytics, will form the foundation of predictive models that will be used by subscribers to our intelligence reports and by our managed funds to optimize ESG returns beyond the Opportunity Zone program.

The rigorous quantification of ESG risks as an integral part of portfolio management by investors and asset managers has elevated the requirements for sustainability and social benefits to a core capability. Reducing emissions, consumption, and waste is becoming a core function of every business unit and operating plan. Corporations must plan to reduce the disparity between executive pay and average wages, end reliance on tax breaks and other economic development incentives that deprive communities of income for infrastructure and services and proactively improve corporate citizenship in order to attract investment and remain competitive.

In Opportunity Zones, those projects with greatest ecosystem alignment are more likely to thrive than projects that are in conflict with the community interests. As stresses on the environment and social programs increase, communities will become more vocal, and municipal and county governments will be forced to enact more stringent protections and regulations. Local ESG considerations may in fact become the most important factors in predictive models for global securities markets.

The UN-backed Principles for Responsible Investing (PRI), with over 1600 members with over $70 trillion in assets under management, is an initiative to advance ESG into analysis and decision-making. S&P Global, Bloomberg, Thomson Reuters, PWC, Sustainalytics and many other organizations provide ESG tools, analytics and indices.

Indeco is different. We will use crowdsourcing, big data geomatics, remote sensing and machine learning for predictive analytics that will provide guidance to asset managers, funds, investors and corporate entities in navigating rapidly shifting markets. Rapid innovation and change is no longer optional, and corporate inertia is no longer excusable. In our interconnected world, risk cannot be managed within the corporate boundaries alone; it must be addressed across the value chain, in every activity and locality.

See "BUSINESS STRATEGY."

Our founding team has deep experience in entrepreneurship and executive leadership, business development, software engineering, investor relations, double- and triple-bottom line planning, assessment, and management, and ecosystem development. Our Co-Founder, Chief Executive Officer, Board Chair and President is David Levine and our technical co-founder and Senior Software Engineer is Matthew Melmon. See "MANAGEMENT."

The Company is an early stage Company and its business model and plans for its execution may change. Further, the Company's claims to and its ability to protect its intellectual property may not be successful. The Company founders previously pursued a business model related to the shared ownership of sustainable infrastructure assets such as solar energy systems, battery storage and the building control systems through the issuance of crypto assets. The Company also previously pursued a business model that provided information on security token issuences to investors. As a result of market developments, such as the slower growth in the adoption of decentralized blockchain applications and protocols and tariffs on the importing of solar energy equipment, the Company now intends to pursue the business model described in this Annual Report.

The Company was formerly known as Indeco LLC, Indeco Corporation and Indeco Financial Syndicate and was a wholly-owned subsidiary of Indeco Union. On June 27, 2018, based on changes in our business model, Indeco Union merged with and into Indeco Financial Syndicate. Indeco Financial Syndicate was the surviving corporation in the merger and was renamed Indeco Union.

INDECO

RISK FACTORS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements within the meaning of the federal securities laws. We caution Lenders that any forward-looking statements presented in this Form C-AR, or which management may make orally or in writing from time to time, are based on the Company's beliefs and assumptions made by, and information currently available to, the Company. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "would," "result" and similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements.

Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. While forward-looking statements reflect the Company's good faith belief when made, they are not guarantees of future performance. The Company expressly disclaims any responsibility to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form C-AR may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We undertake no obligation to revise or publically release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS

THE FOLLOWING DISCUSSION OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY. ADDITIONAL RISKS MAY EXIST THAT ARE NOT PRESENTLY KNOWN TO THE COMPANY OR ARE DEEMED IMMATERIAL. IN ADDITION, AS THE COMPANY DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISKS.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS BEFORE DECIDING WHETHER TO INVEST IN THE COMPANY. EACH PROSPECTIVE LENDER SHOULD CONSIDER, AMONG OTHER MATTERS, THE FOLLOWING FACTORS IN DETERMINING WHETHER AN INVESTMENT IN THE COMPANY IS A SUITABLE INVESTMENT.

<u>RISKS RELATED TO THE COMPANY</u>

We have no operating history.

Our former parent company was incorporated as Applied Philosophy Lab, PBC ("<u>APL</u>") on September 25, 2017 and had no operating history. We were formed on November 3, 2017 and have no operating history. We currently have nominal assets and intend to expand our operations utilizing proceeds from this Offering. Each Security should be evaluated on the basis that the Company's or any third party's assessment of the prospects of the Company's Token may not prove accurate, and that the Company will not achieve its investment objective. Past performance of any similar security or instrument is not predictive of future results.

We are subject to all of the business risks and uncertainties associated with any new business; including the risk that we will not achieve our investment objectives and that the value of an Investor's investment could decline substantially or be lost completely. Our ability to begin operations and achieve profitability in this business will depend upon many factors, including, without limitation, our ability to execute our growth strategy and technology development, obtain sufficient capital, develop relationships with third party partners, adapt to fluctuations in the economy and modify our strategy based on the degree and nature of competition. We may never begin operations; our operations may never be profitable and we may not be able to generate sufficient revenue from operations to pay operating expenses and meet our obligations as a going concern.

We have limited capitalization and working capital, and as a result, we are dependent on raising funds to grow and expand our business.

Our ability to move forward with our business objectives is dependent upon the success of the proposed Offering. The timing of and demand for the Offering if it occurs at all, are uncertain.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Some third party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations in such a way so as to avoid infringement of those intellectual property rights. Our proprietary or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future.

Third parties may raise claims against us alleging infringement or violation of their intellectual property and any such litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us may result in us to paying substantial damages, seeking licenses from third parties, paying ongoing royalties, redesigning our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

No market for the services we intend to provide currently exists.

Although we have identified what we believe to be a need in the market for our services, there can be no assurances that demand, or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed services. If we are unable to commercialize and market our proposed services when planned, we may not achieve any market acceptance or generate revenue.

Certain conflicts of interest exist between us and certain of our officers, directors and stockholders.

Some of our directors and/or officers may invest in other business ventures, and as investors, they may be engaged in, and may continue to engage in, investments in other business ventures including ventures in innovation marketplaces or platforms. Efforts by those parties to maximize the value of such other business interests could conflict with the interests of the Company.

If we are unable to satisfy security, data privacy and other government- and industry-specific requirements, our growth could be harmed.

Developers and issuers of marketplace platforms frequently encounter cybersecurity and data privacy risks. A number of platforms have been hacked in recent years. The autonomous nature of the Internet and marketplace platforms exacerbate these risks. We could be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Such an event could interrupt or damage our operations, financial condition and relationships with investors, customers and business partners.

In addition, there are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the Platform's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users or cause existing users to stop using the Platform.

The Securities may be subject to registration under the Securities Exchange Act of 1934 if the Company has assets above $10 million and more than 2,000 Investors, or 500 unaccredited Investors, participate in the Offering.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited Investors, must register that class of equity securities with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With the capital raised from this Offering, in connection with potential future offerings, the Company could surpass $10 million in assets as it builds out the Platform. If these two conditions are met then the Company will have to register the Securities with the SEC, which will be a laborious and expensive process.

We may sue, or be sued by, third parties in connection with our operations.

We expect to contract directly with various providers of goods and services. From time to time, disputes may arise between us and the vendors with whom we contract for goods and services. When a dispute cannot be resolved amicably, a lawsuit may be filed to resolve the dispute. In addition to relief granted by a court of law, vendors who have provided goods and/or rendered services to us with respect to our operations may be permitted, under applicable law, to file materialman's and/or mechanic's liens with respect to such goods and/or services, the filing of which may be necessary in order to perfect a lien claim pending the resolution of the dispute. Under such circumstances, we may be adversely affected.

Our business may be harmed if we fail to properly protect our intellectual property and we may be subject to infringement claims.

We believe that the success of our business will depend, in part, on proprietary technology, including our software, information, algorithms, processes and know-how. We will rely on statutory copyright, trademark, patent and trade secret laws, client license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights both in the United States and abroad, may not be adequate. We may not have secured, or may not be able to secure, appropriate protections for all of our proprietary rights. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons, which could have a material adverse effect on our business, financial condition and results of operations. Various parties may challenge, invalidate or circumvent our patents, trademarks and other intellectual property rights, if any. Claims allowed on any future patents may not be sufficiently broad to protect our technology. Effective patent, copyright and trade secret protection may be unavailable or limited in some of the markets in which we operate, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor, and any such litigation may be costly and may divert management attention as well as other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our inability to respond to changing technologies and issues presented by new technologies could harm our business.

The financial technology industry is subject to rapid technological developments and changes. If we rely on products and technologies that cease to be attractive to customers, or if we are unable to respond appropriately to changing technologies and changes in product function and quality, we may not be successful in capturing or retaining significant market share. In addition, any new technologies we utilize may not perform as expected or as desired, in which event our adoption of such products or technologies may harm our business.

Our success depends on the efforts, experience and abilities of our management team.

All of our administrative functions and day-to-day operations will be performed by our management team and by industry professionals and experts recruited by this management team. Our success will depend in part upon our ability to attract, motivate and retain a sufficient number of qualified management, sales, marketing, operations and technical personnel, and to retain the management team. The loss of any of these individuals would be difficult to overcome. The loss of the services of one or more of the management team and especially the CEO could adversely affect operating results.

Officers and directors are entitled to certain protections.

We will indemnify our officers and directors, as well as certain persons serving in certain other capacities at the request of the Board of Directors (each, an "Indemnitee"), for losses which arise out of acts or omissions of such Indemnitee under certain circumstances. While we may purchase insurance for the payment of such indemnity obligations, such coverage may be insufficient for a particular claim, and existing claims may limit our ability to obtain or continue to maintain such insurance coverage at a reasonable cost.

Our operations will only be monitored by legal counsel on an as-needed basis.

The representation of the Company by outside legal counsel is limited to the specific matters as to which it has been retained and consulted by such persons. Other matters may exist that could have a bearing on the Company and its investments, the Company and/or its respective affiliates as to which outside legal counsel has been neither retained nor consulted. Outside legal counsel does not undertake to monitor compliance by the Company or its affiliates with investment guidelines and procedures set forth in the Company's governing documents, nor does outside legal counsel monitor compliance by the Company and/or its affiliates with applicable laws, unless in each case legal counsel has been specifically retained to do so. Outside legal counsel does not investigate or verify the accuracy or completeness of information set forth in this Form C-AR concerning the Company, or any of its respective affiliates, personnel or investments. Outside legal counsel is not providing any advice, opinion, representation, warranty or other assurance of any kind as to any matter to any prospective Investor of the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

<u>RISKS RELATED TO THE SECURITIES AND THE OFFERING</u>

We may not successfully develop, market and launch the Platform.

The Company has not yet developed the Platform and will require significant capital funding, expertise of management, time and effort in order to develop, market and successfully launch the Platform. The Company may have to make changes to the specifications of the Platform for any number of reasons or the Company may be unable to develop the Platform in a way that realizes those specifications or any form of a functioning platform. It is possible that the Platform may never be released. Furthermore, despite good faith efforts to develop, market and launch the Platform and subsequently to extend, maintain and support the Platform, it is still possible that the Platform will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Platform.

The Company will use the proceeds of this Offering to make significant investments to develop and launch a viable Platform and subsequently to build a fulsome innovation marketplace platform upon which users can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the Platform and progress it in concert with a successful Offering. While the Company will seek to retain and continue to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain the Platform. If the Company is not successful in its efforts to demonstrate to users the utility and value of the Platform, there may not be sufficient demand for the Securites for the Company to proceed with the Offering. As a result, or if insufficient capital is raised in the Offering, Investors may lose all of their investment.

Investments in platforms including the Platform involve a high degree of risk. Investments in seed capital may involve an even higher degree of risk.

Financial and operating risks confronting startups are significant. The startup market in which the Company competes is highly competitive, and the percentage of platforms and companies that survive and prosper is very small. Startups often experience unexpected problems in the areas of platform development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, platform startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

The Company may be forced to cease operations or take actions that result in a Dissolution Event.

It is possible that, due to any number of reasons, including, but not limited to, the inability by the Company to establish the Platform, the legal and regulatory environment for startups, the failure of commercial relationships, intellectual property ownership challenges or legal proceedings, or an unfavorable fluctuation in the value of seed stage preferred stock, the Company or Platform may no longer be viable to operate and the Company may dissolve or take actions that result in a Dissolution Event, a shutdown of the Platform or an equity devaluation.

The Securities issued to Investors will not be freely tradable until one year from the initial purchase date of the Securities.

There is not now and likely will not be a public market for the Securities. Because the Securities issued to Investors have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, Securities issued to Investors pursuant to the Offering have transfer restrictions and cannot be resold in the United States except pursuant to specific exemptions. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities issued to Investors pursuant Offering may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Securities. Each Investor in this Offering will be required to represent that it is purchasing the Securities and any Securities issued to Investors pursuant to the Offering for its own account, for investment purposes and not with a view to resale or distribution thereof.

Limited liquidity of Securities may make our Securities less attractive to investors.

No trading market currently exists for our Securities. Investors may be able to sell their Securities only through regulated exchanges known as Alternative Trading Systems ("ATS") that support non-traditional assets. Few of these ATS are currently operational. If an ATS is not available to us, or these exchanges have not attracted a sufficient number of participants, a liquid market for our Securities may not develop. Given the lack of liquidity for private securities in general, potential investors may consider these investments to be less appealing and demand for our Securities may decrease, which may adversely affect our business.

Holders of our Securities may sell their Securities, which could lead to a decrease in token value that could be substantial and lead, therefore, to a material adverse effect on the Securities price and our business.

Investors may decide to move to other investments for any number of reasons in addition to poor investment performance. Factors which could result in investors selling our Securities include changes in interest rates which make other investments more attractive, changes in investor perception regarding our focus or alignment of interest, unhappiness with changes to our Platform, changes in our economic model, changes in our reputation, and departures or changes in responsibilities of key technical or management professionals. In a declining financial market, the pace of liquidations and consequent reduction in our Securities value, as well as the broader startup equity capital market, could accelerate. The decrease in the market capitalization of our Securities that would result from significant liquidations would have a material adverse effect on the Securities price and our business should we need to raise additional capital.

None of the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. Investors in the Company, therefore, will not receive any of the benefits that registration under federal or state securities laws would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Investors will not be entitled to any inspection or information rights other than annual reports.

Investors may not be able to obtain all the information they may want regarding the Company, the Tokens, or the Platform on a timely basis or at all. As holders of Securities, Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than annual reports. Other security holders may have such rights. It is possible that Investors may not be aware on a timely basis of material adverse changes that have occurred with respect to the Securities, the Platform or the Company. This lack of information could put Investors at a disadvantage in general and with respect to other security holders. In addition, under certain circumstances, we will be relieved of our obligation to provide an annual report. See "REGULATORY—ANNUAL REPORTS."

<u>RISKS RELATED TO BLOCKCHAIN TECHNOLOGIES AND DIGITAL ASSETS</u>

The regulatory regime governing blockchain technologies, cryptocurrencies, crypto assets, security tokens and token offerings is uncertain, and new regulations or policies may materially adversely affect the development and utility of security tokens.

Regulation of security tokens and security token offerings, digital ledger technologies, cryptocurrencies, crypto assets, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, guidance or other actions, which may severely impact the development and growth, adoption and utility of security tokes.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of security tokens, the liquidity of security tokens, the ability to access marketplaces or exchanges on which to trade security tokens, and the structure, rights and transferability of security tokens.

<u>RISKS RELATED TO THE PLATFORM</u>

The Platform may not be widely adopted and may have limited users.

It is possible that the Platform will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of social financial systems and ecosystems (such as the Platform) more generally. Such a lack of use or interest could negatively impact the development of the Platform.

Alternative platforms may be established that compete with or are more widely used than the Platform.

It is possible that alternative platforms could be established that utilize the same or similar software and protocols underlying the Platform and attempt to facilitate services that are materially similar to the Platform's services. The Platform may compete with these alternative platforms, which could negatively impact the Platform.

The open-source structure of certain blockchain elements of the Platform means that the Platform may be susceptible to developments by users or contributors that could damage the Platform and the Company's reputation and could affect the utilization of the Platform.

The Platform will in part operate based on open-source software and protocols maintained by the Company and other contributors. Third parties not affiliated with the Company may introduce weaknesses or bugs into core infrastructure elements of the Platform and open-source code which may negatively impact the Platform. Such events may result in a loss of trust in the security and operation of the Platform and a decline in user activity.

The Platform may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches. If the Platform's security is compromised or if the Platform is subjected to attacks that frustrate or thwart our users' ability to access the Platform or the Platform products and services, users may cut back on or stop using the Platform altogether.

The Platform's structural foundation, the open-source protocols, the software applications, platform and other interfaces or applications built upon the Platform are still in an early development stage and are unproven, and the Platform may not be fully secure, which may result in an unwillingness of users to access, adopt and utilize the Platform. Further, the Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Platform. For example, if the Platform is subject to unknown and known security attacks, this may materially and adversely affect the Platform. In any such event, if the Platform is not widely adopted, Investors may lose all of their investment.

<u>RISKS RELATED TO INNOVATION MARKETPLACES FOR STARTUPS AND MAJOR CORPORATIONS</u>

If the software algorithms, systems and services we develop contain errors or are otherwise ineffective, our reputation and relationships with innovators and big businesses could be harmed and our business may suffer.

Our ability to attract major corporations and innovators to, and build trust in, our Platform is significantly dependent on our ability to effectively present innovations to major corporations. To conduct filter opportunities, we intend to utilize machine learning and other algorithms. Our Platform's analytic models will be based on algorithms that evaluate a number of factors, including economic models, business plans, projections, forecasts and historical performance data, which may not effectively predict or portray performance. If we are unable to effectively provide relevant and reliable information on projects, offerings, innovations and entrepreneurs, we may be unable to attract members to our Platform. We will seek to continually refine our algorithms based on new data and the relative performance of innovations in the market. If our models contain errors or otherwise are ineffective and the data provided is incorrect, our Platform could be negatively affected, resulting in poor performance of matching, filtering, projects, offerings, or innovations. If these errors were to occur, members may not participate on our Platform, or our members may reduce the use of our Platform when seeking or managing innovation.

Our operations may be harmed if information suppliedby innovators is inaccurate, misleading or incomplete.

Our innovators will supply a variety of information that will be used in presenting projects, offerings and innovations. We will not verify all of the information, and some may be inaccurate or incomplete. For example, we will not always verify an innovator's revenue, customer acquisition costs, lifetime value of customers or other performance data. If we propogate information through our Platform based on data supplied by members that is inaccurate, misleading or incomplete, members may not receive the expected benefits of partnership.

Fraudulent activity associated with our Platform could negatively impact our operating results, brand and reputation and cause the use of our Platform to decrease.

We are subject to the risk of fraudulent activity associated with our Platform, innovators and other members. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. The results of our operations could be materially adversely affected if we were to experience significant fraudulent activity. High profile fraudulent activity or significant fraudulent activity could lead to regulatory intervention, negatively impact our operating results, brand and reputation and lead us to take steps to reduce fraud risk, which could incur significant costs.

TAX-RELATED RISK FACTORS

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS MEMORANDUM AS TAX ADVICE AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX ASPECTS RELATING TO AN INVESTMENT IN THE COMPANY.

We are subject to extensive U.S. federal and state tax liabilities, including excise, sales/use, payroll, franchise, withholding, and ad valorem taxes, and to information reporting requirements.

New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us and our members to interest and penalties.

Recent changes to U.S. tax law could adversely affect the business, financial condition and results of operations of the Company or its affiliates.

New U.S. federal tax laws were recently enacted that provide for significant changes to U.S. tax law, some of which could have an adverse impact on the business, financial condition and results of operations of the Company or its affiliates, or an adverse impact on Investors. The new rules are complex and lack developed administrative guidance; thus, the impact of certain aspects of its provisions on the Company or its affiliates, or on Investors, is currently unclear. Investors should consult their tax advisors regarding the possible effects of the new rules on this investment.

BUSINESS STRATEGY

INTRODUCTION

Indeco Union ("Indeco" or the "Company") is a Delaware public benefit corporation that is developing an ecosystem intelligence platform (the "Platform") to collect, analyze and distribute information vital to stakeholders in Environmental, Social and Governance ("ESG") investments. Our initial market will be investors, asset managers and fund managers participating in the Opportunity Zone ("O-zone") program established as part of the 2017 Tax Cuts and Jobs Act ("TCJA").

We believe that the generous incentives, complex regulations and urgent time-frames of the O-zone program will provide rapid traction for our Platform in the market. We plan to offer our Platform as a mobile app free of charge to ecosystem stakeholders with targeted intelligence reports for investors, asset managers and project developers offered through paid subscription plans. We also plan to leverage our crowdsourced intelligence to raise and manage a Qualified Opportunity Fund ("QOF") that will develop projects in the most promising O-zone ecosystems.

Unlike ESG investment rating and reporting systems that use standardized formulas and apply them to information provided by companies, we plan to gather data directly from ecosystem stakeholders such as property owners, real estate brokers, project developers, service providers, contractors, economic development professionals, fund managers, asset managers, entrepreneurs and service providers through their use of our free app. As a multi-sided platform, our app will offer valuable features for collaborative project development and asset management including tax and legal rules enforcement for primary and secondary market transactions.

We plan to monetize our Platform through the subscription licensing of actionable intelligence reports to investors, asset managers, fund managers and project developers. Reports will be generated through machine learning algorithms trained on the data crowdsourced from users of the app. Subscribers will also have access to data sets and tools for predicting and improving portfolio performance.

We also intend to leverage our ecosystem intelligence platform to raise and manage our own QOF to invest in the most promising opportunity zone projects that fit with our investment thesis. Our fund, the Indeco Opportunity Fund ("IOF"), will invest in shared spaces for co-working, co-living and co-manufacturing, shared energy infrastructure such as community solar, battery storage and microgrids, and shared digital systems such as 5G wireless, the embedded sensors and controls that make up the "Internet of Things" ("IoT") and the machine learning applications and cloud storage infrastructure for "smart city" systems.

By focusing on shared space, infrastructure and services we intend to reduce risk, increase returns and optimize project utilization and cash-flow. Indeco will receive management fees and carried interest on the fund it manages. Investment in this Offering is not an investment in the IOF and will not convey any capital gains tax benefits associated with QOF investments. We anticipate raising up to $250,000,000 in the IOF in a separate offering.

Once we have established a leadership position in ecosystem intelligence for the new QOF asset class, we intend to expand into other ESG asset classes such as public and private equities, debt instruments, asset-backed securities and commodities. Until fairly recently, ESG and CSR were marginal considerations for investors and corporations. Funds that took ESG factors into consideration were less popular among mainstream investors who believed asset managers were making a trade-off between returns and environmental or social benefits. Companies similarly considered CSR an additional expense that could be a drag on revenue growth or profitability. In many corporations, CSR is a function of corporate communications with the coal of avoiding or mitigating controversy instead of addressing challenges.

Today, many investors and asset managers see ESG as a competitive advantage. ESG reduces portfolio risk and increases upside. Companies that are deeply aligned with the environmental and social concerns of their stakeholders, including employees, customers, investors and communities within which they operate, are better able to take advantage of innovations and growth opportunities and less likely to face unexpected challenges.

The ESG investing sector in the U.S. represented $12 trillion in assets in 2018, growing 44% since 2016 and at 13.6% CAGR since 2016 according to the US SIF Foundation. Over $70 trillion in global assets are managed by the 1,600 members of the UN-backed Principles of Responsible Investing (PRI). Meanwhile, Fortune 500 companies in the US and UK are spending over $15 billion each year on CSR programs.

A new dynamic has made the most common ESG and CSR models suddenly obsolete, and created an opportunity for disruption in the form of "bottom-up" crowdsourced ESG and CSR intelligence rooted at the local level. Historically, companies have exerted pressure on national, state and local officials to accommodate corporate and industrial interests and managed environmental and social conflict as perception problems. The goal was simply to avoid controversy.

Investors and asset managers have used broad rubrics that excluded certain categories of portfolio exposure or rate companies on their ability to proactively manage issues and mitigate risk. CSR, as a public relations function, is typically accomplished through common measures such as the purchase of greenhouse gas (GHG) emissions offsets, diversity campaigns and responsible sourcing programs.

Our methodology is different. By facilitating project development at the local level we will gain granular information and intelligence that can be aggregated into valuable insights that move markets. These insights, coupled with geospatial and market analytics, will form the foundation of predictive models that will be used by subscribers to our intelligence reports and by our managed funds to optimize ESG returns beyond the Opportunity Zone program.

The rigorous quantification of ESG risks as an integral part of portfolio management by investors and asset managers has elevated the requirements for sustainability and social benefits to a core capability. Reducing emissions, consumption, and waste is becoming a core function of every business unit and operating plan. Corporations must plan to reduce the disparity between executive pay and average wages, end reliance on tax breaks and other economic development incentives that deprive communities of income for infrastructure and services and proactively improve corporate citizenship in order to attract investment and remain competitive.

In Opportunity Zones, those projects with greatest ecosystem alignment are more likely to thrive than projects that are in conflict with the community interests. As stresses on the environment and social programs increase, communities will become more vocal, and municipal and county governments will be forced to enact more stringent protections and regulations. Local ESG considerations may in fact become the most important factors in predictive models for global securities markets.

The UN-backed Principles for Responsible Investing (PRI), with over 1600 members with over $70 trillion in assets under management, is an initiative to advance ESG into analysis and decision-making. S&P Global, Bloomberg, Thomson Reuters, PWC, Sustainalytics and many other organizations provide ESG tools, analytics and indices.

Indeco is different. We will use crowdsourcing, big data geomatics, remote sensing and machine learning for predictive analytics that will provide guidance to asset managers, funds, investors and corporate entities in navigating rapidly shifting markets. Rapid innovation and change is no longer optional, and corporate inertia is no longer excusable. In our interconnected world, risk cannot be managed within the corporate boundaries alone; it must be addressed across the value chain, in every activity and locality.

OPPORTUNITY ZONES CREATE AN URGENT NEED

The Opportunity Zone provisions of the TCJA might be one of the most significant tax incentives in US history. The purpose of the incentive is to bring investment to "underserved communities across the nation" according to a presentation by Senator Shelly Moore Capito's office. Since the 2008 financial crisis, the economic recovery "has been uneven and concentrated in a handful of metropolitan areas. The goal is to spur long term investment in low-income urban and rural communities, to create economic and community development and to crate more opportunities for startups and mature businesses."


At the Starting Line...
...of the greatest tax incentive land rush in history.
12/31/19
• Funds must be placed in Opportunity Funds for max benefits
• 15% reduction and 8 year deferral in capital gains
• No capital gains tax on Opportunity Fund investments
6 months later
• 90% of funds must be invested in Opportunity Zones
• Stock or partnership interest in business or property
• 50% payroll dollars or hours worked in O-zones
31 months later
• Written plan for working capital uses
• Working capital safe harbor ends
• 70% must be invested in tangible assets
$6 trillion in available capital gains
$100 billion anticipated investments
8,700 Opportunity Zone Census Tracts
Thousands of Investors
Hundreds of Opportunity Funds
Millions of Possible Projects
GO!
2 | 4/27/19 | ©2019 Indeco Union
INDECO

Figure 1. The tax incentives designed to spur investment in Opportunity Zones have the potential of creating a massive pool of capital for underserved areas.

The Economic Innovation Group ("EIG") estimates approximately $6 trillion of unrealized capital gains is available to US investors. The Opportunity Zone program presents a method to reinvest those gains. Treasury Secretary Stephen Mnuchin believes investors will put $100 billion to work through the program.

Benefits of Investing in Qualified Opportunity Funds

The TCJA created the O-zone tax incentives through additions to the Internal Revenue Service ("IRS") code. 1400Z-1 implements the O-zones themselves, and 1400Z-2 provides for the tax benefits associated with the investment of capital gains into O-zones.

The beneficiaries of the O-zone program fall into the following categories:

- Individuals or corporations looking to reinvest gains in order to defer and reduce taxes. Unlike a 1031 exchange, which governs the reinvestment of gains from the sale of real property into similar property, the O-zone program allows for the deferral and reduction of capital gains from the sale of any asset, such as stock in a company, real estate, bonds, commodities, or limited partnership interest in a fund (net of 1231 capital gains from depreciation);

- Real estate developers, property owners and entrepreneurs located in an O-zone seeking equity investment for real estate projects or startup capital; and

Managers, principles and general partners establishing Funds to place investments in O-zone properties and O-zone businesses. These investments can be in corporations, partnerships or

24

directly in property. Funds can be established by real estate sponsors, syndicators, private equity funds or any individual or team that can raise and manage a Fund.

Investors in Funds benefit from deferral, reduction and exclusion of capital gains taxes as follows:

- **Deferral**. Gains on the sale of assets invested in a Fund within 180 days of realization is deferred until the earlier of the date that the taxpayer sells or exchanges its interest in the Fund or December 31, 2026.

- **Reduction**. If the taxpayer invests in the Fund for at least 5 years, 10% of the original gain is excluded; if the investment lasts for at least 7 years, an additional 5% (for a total of 15%) of the original gain is excluded.

- **Exclusion**. If the taxpayer's investment in a Fund is held for at least 10 years, all appreciation in the new investment will be tax-free.

According to EIG, these three benefits can combine to provide a significant advantage to Opportunity Fund investors over Standard Portfolio Investments.



After-Tax Value of Investment
$200
$100
$0
Deferral + 10% step-up in basis
+ $9
$100
It takes 5 years for a standard investment to recoup capital gains taxes paid in 2018
Deferral + additional 5% step-up in basis
+ $15
$111
Deferral + total 15% step-up in basis + permanent exclusion of O-Fund gains from taxes
+ $44
$132
5 years
7 years
10 years
Holding Period
Standard Portfolio Investment
Excess Returns Offered by an O-Fund Investment
* Note: Assumes long-term federal capital gains tax rate of 23.8%, no state income tax, and annual appreciation of 7% for both the O-Fund and alternative investment.

Figure 2. Benefits of a 10-year investment in a Qualified Opportunity Fund over a Standard Portfolio Investment. (Source: EIG)

Assuming a long-term federal capital gains tax rate of 23.8% and a 7% annual appreciation for both the Opportunity Fund and the Standard Portfolio Investment, a $100 capital gain invested in an Opportunity Fund would return $9 more in five years, $15 dollars more in 7 years and $44 more in 10 years than if the money was invested in a standard fund.

The potential of significantly higher returns is expected to draw significant investment into Funds. Funds, in turn, are restricted in their holdings. At the minimum, Funds must hold 63% of their assets in tangible business property located within one of the 8,700 US census tracts

designated as an opportunity zone. We arrive at this threshold through the requirement that 90% of the funds held by a QOF must invested in equity or partnership interests in opportunity zone business with 70% of its be tangible property located in O-zones. The opportunity zone businesses must also pass a gross income threshold, which can be met as follows:

- At least 50% of the services performed by employees or independent contractors, based on hours worked, must be performed in the O-zone.

- At least 50% of the amount paid for services are for services performed by employees or independent contractors performed in the O-zone.

- The tangible property, management and operational functions needed to produce 50% of the gross income are located in the QOZ.

The rules governing QOFs, investors, opportunity zone businesses and properties are complex, and penalties can be steep if a Fund inadvertently fails to retain its qualification or properly manage the investments or businesses. In addition to the complexity of the rules and requirements, the IRS has imposed strict time frames for raising, deploying and returning funds.

Critical Fund deadlines and milestone dates include the following:

- Investments must be made into the Fund by December 31, 2019 in order for the investment to be eligible for the 15% reduction in deferred gain if held until December 31, 2026 and the exclusion of the any new gains from the investment if held until December 31, 2029 years.

- Investments must be made by December 31, 2021 in order to get a 10% reduction in deferred gain if held until December 31, 2026.

- Deferred gains must be recognized no later than December 31, 2026.

- O-zones expire on December 31, 2018, after which no more investment can be made.

- Investments must be liquidated or exchanged by December 31, 2047.

While the overall program has critical dates and milestones, Fund managers and O-zone businesses also have critical deadlines to meet. Funds have 18 months to put investments to work in a business, with a 31-month safe harbor period before the funds need to be used for tangible assets.

Given the complexity of the regulations and the strict time-frames, a multi-sided platform serving stakeholders such as Funds, investors, property owners, developers, public officials and opportunity zone businesses is urgently needed. The O-zone and QOF market is large and urgent enough for several successful platforms. We intend to use this market as a springboard into the even larger global Environmental, Social and Governance (ESG) investing space, which has similar requirements, few robust solutions and no dominant multi-sided platforms.

THE ESCALATING CHALLENGE FOR CORPORATIONS AND COMMUNITIES

Over the next few decades, corporations and communities will face the escalating challenges of technological, environmental and social changes. Individually, many of these challenges would be hard to address. Stochastic effects of multiple synchronous changes can amplify uncertainty and present unforeseen challenges.

Climate change, water availability, plastic pollution, resource inequality, and workforces demanding family-supporting wages, remote and/or nomadic employment and workforce turnover are challenges shared by corporations and communities. It's easy to consider challenges to be primarily corporate or community issues, but the reality is that every issue is both.

Both business and community stakeholders need to prepare for challenges through innovation, conduct and capital formation. If the lion's share of the benefits from machine learning, embedded sensors and controls that comprise the IoT, advanced manufacturing and decentralized production, distribution, and service networks accrue to corporate entities at the expense of communities, growth will become unsustainable and market corrections more extreme.



The Old Way: Conflict & Controversy
Commercial Interests
Community Interests
Consumption & Waste (Nestle)
Wages, Benefits & Safety (Tesla)
Pollution and GHG Emissions (Rockwool)
Economic Incentives & Gentrification (Amazon)
3 | 4/27/19 | ©2019 Indeco Union

Figure 3. Large corporations are sometimes ruled by inertia, doing many of the same things that worked in the past after the landscape and society has changed.

Relative political stability has been established for corporate interests at the state and federal levels. Significant disruptive change is unlikely.

At the municipal and county level, however, protections are being established in the form of the community bill of rights. The Opportunity Zone program represents a unique test-bed for community and corporate interests to be aligned. Without a focus on alignment, some Opportunity

Zones will face rapid gentrification and others industrialization. The rapid influx of capital might create a short-term “sugar-rush” of development that lacks long-term, sustainable improvement.

By aligning the interests of corporations and communities, QOFs are likely to perform better than in the case of misalignment, conflict and controversy. For decades, economic development deals have been negotiated in layers of secrecy with communities discovering issues after it was too late. Recent examples of controversy and conflict include Nestle’s with Michigan deal to pump water from a small community over the objections of over 80,000 residents, Tesla’s efforts to avoid unionization, overwork employees and endanger employees in an effort to increase production, Rockwool’s siting of a heavily emitting factory in a fragile ecosystem next to an elementary school, and Amazon’s misfire on the Long Island City site of its HQ2 project.

Instead of the usual economic development method of large companies specifying their site selection requirements and having communities compete, the Opportunity Zone program can help communities aggregate capital, partner with developers, attract companies and support local entrepreneurs, businesses and startups.


Our Way: Cooperative Ecosystems
Innovators, Entrepreneurs, Local Businesses, Big Companies & Startups
Investors, Bankers, Opportunity Funds, Asset Managers, Lenders
Property Owners & Real Estate Agents
Development Projects
Utilities, Contractors & Property Managers
Community Leaders, Professionals, Service Providers & Public Officials
Integrated Platform for Transparency, Alignment
Involving Community “Self-Builders”
4 | 4/27/19 | ©2019 Indeco Union
INDECO

Figure 4. On our Platform, multiple parties can participate increasing the likelihood of project success.

Given the urgent timeframes and complex rulesets, a multi-sided platform can serve to reduce risk and increase the possibility of success for all ecosystem stakeholders. At the center is the development project, which can be proposed by any participant on the Platform.

Initially the Platform will be used primarily for discovery. Investors can be matched with QOFs, QOFs can find developers and property owners for projects, businesses can find facilities, local attorneys and economic development officials can facilitate transactions, and local contractors can be identified for improvements.


Ecosystem Intelligence Platform
Targeted Investor Intelligence
Portfolio Risk & Returns
Legal & Tax Rules Enforcement
5 I 4/27/19 I ©2019 Indeco Union
INDECO

Figure 5. Innovation is more urgent than ever. Massive environmental, social and technological shifts are driving the need for rapid evolution.

Every major corporation in the world is facing urgent requirements for innovation. Climate change, water scarecity and waste management issues such as mounting plastic pollution are forcing the public sector to intervene with new protections and regulatory regimens. Customers and investors are also demanding transparency, increased disclosures of risks and plans for aggressively addressing environmental concerns.

The demand for family-supporting wages and benefits conflicts with the continuing displacement of labor through automation. Gig economy companies are challenging hospitality, transportation, delivery, services and other sectors at a scale comparable to the retail distruption caused by ecommerce two decades ago.

As if the internet and mobile computing weren't disruptive enough, machine learning and the embedded sensors and controls that comprise the "internet of things" (IoT) will be driving massive changes across every industry, market and sector. Those companies that harness innovation to improve performance will succeed and those that wait and attempt to leverage only mature capabilities will suffer. Machine learning (also known as artificial intelligence or deep learning) will be particularly disruptive. Corporations will need t to harness and incorporate machine learning at a pace not seen since the introduction of client-server computing, SQL databases and the World Wide Web.

Our Platform will be a powerful resource for companies coming to grips with the massive innovation requirements they face at a cost substantially less than the consultancies and integrators on which they currently depend. Developing expansive, flexible innovation ecosystems is a new capability required of companies. Indeco will provide that capability in a simple, comprehensive application.



Our Platform
Robyn Green
954 followers
3:51pm
Trading in our security token will begin Thursday 5/12/19 at 2pm Eastern on OpenFinance Network. We deeply appreciate all our investors, and particularly National Energy, our corporate sponsor, for helping us achieve this important milestone!
Veptas Launches New Token Offering
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Steve Hay
Corporate Development Manager, National Energy
Hey I'm Steve, looking for investments in energy generation, distribution, efficiency and security that protects critical assets. I love it here in Watersson and hope you'll consider joining our WaterWorks Hardware Accelerator!
Watersson, NY
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Figure 6. We are developing a mobile app for iOS and Android with a simple, intuitive interface to help big companies address the most urgent innovation challenges.

Our mobile app is designed to provide critical intelligence to major corporations on the innovations that could propel or disrupt their business activities. Our app provides a few simple features that together create a new, essential capability: the innovation marketplace. These features include the following:

1. **The News Feed** provides members with updates on the progress of innovators in a news feed specially tailored to provide intelligence in their area of interest.

2. **Innovation Listings** present a filtered, vetted interface to the universe of global innovations awaiting discovery. Members can drill down into posted listings in order to follow, connect or transact with innovators.

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3. **A Metrics Dashboard** presents members with an analysis of ecosystem vitality and encourages activity to strengthen innovation capabilities. The Metrics Dashboard also provide a window into the deeper market intelligence and analytic capabilities of the Platform.

4. **Alerts & Notifications** guide members through communications, transactions, milestones and changes in marketplace dynamics by drawing attention to only the most critical events and activities.

5. **Personal and Corporate Profiles** provide both access and privacy. Members have control over their level of exposure, visibility and anonymity to receive the appropriate level of attention for the needs.

As we build out our Platform, we seek insights on requirements from the strategic investment teams at major corporations that are considering participation on our Platform. By gathering requirements early in the process, we can help to ensure that our first commercial iterations meet urgent member needs and gain traction out of the gate.

Our business model is to collect subscription payments in the form of annual or monthly membership dues from Platform members. Sponsorships will be available to professional services and financial services firms as well as other organizations seeking access to ecosystem stakeholders, such as project sponsors, innovators, or community groups. We will endeavor to gather, analyze, and distribute information from issuers and key stakeholders, websites, mobile apps decentralized applications on the blockchain ("dapps"), and security token trades to facilitate transparent communication and seamless collaboration across key groups. Through the release and adoption of features on our Platform, Indeco will seek to consistenly and continuously benefit our members.

Our Platform will create deep connections between key stakesholders through the following features:

- **Discovery**. Corporate venture capital funds, growth managers, sustainability groups, and strategy teams withing large businesses can access a steady stream of relevant innovations from around the world. Innovators post attributes of their projects which can be filtered by potential corporate sponsors by their business specifications. In like manner, corporations seeking to divest of groups or assets can post attributes for other stakeholders to filter and fund acquisitions or mergers.

- **Solicitation**. Corporations can solicit innovators and communities for critical initiatives. In some cases, corporations can sponsor teams or projects at early stages or acquire ready-for-market solutions. The solicitation process can even spur new research and development within given ecosystems, discovered through multi-directional communication creating additional and unexpected benefits in participants. Innovators, government, and communities can similarly solicit other stakeholders for market-ready solutions to critical problems, be they economic, technological, environmental, or social.

- **Prioritization**. Our Platform can filter and surface relevant innovations for stakeholders to increase their capacity for collaboration and innovation across multiple dimensions – products, services, distribution, marketing, finance, environmental-impact reduction, social benefit, governanace, and/or worker benefit. Our Platform will also provide ambient awareness of potentially relevant innovations that might provide utility. Attention is the most valuable resource of the executive, and we intend to maximize the value of every moment spent on our Platform.

- **Sponsorship.** Sponsorships will enable professional services and financial services firms, among others, to gain insight into unforeseen or innovative collaborations and projects, establish thought leadership, and potentially grow their businesses.

- **Leverage**. Corporations are often unable to properly leverage outside innovation, yielding wasted effort. Large corporations are typically structured for quarterly results and performance incentives that are often unaligned with innovation. Our Platform aims to engage innovators to interface with large companies; partner; de-risk pilot and early-stage partnerships with both public and non-profit participation and/or real-time information from multiple key stakeholders; establish key partnership objectives, identify critical points of partner value, explore forms of collaboration that support the value inherent in each partner's offerings, mediate agreements and communications; and amplify near-term results while paving the way for long-term flexibility and proactive innovation.

- **Underwriting.** Our Platform will help corporations and sponsors underwrite innovations through purchase or project-based issuance of security token offerings that may provide early liquidity for equity, debt, leases, investment contracts, trade finance, guarantees, forward contracts, and more. Tokens are designed to be tradeable through regulated exchanges, providing opportunities to immediately acquire or liquidate investments in secondary markets. Stakeholders with large and stable balance sheets can also team with innovators and other stakeholders to lock-in participation upon the achievement of economic, environmental, governance, and/or worker milestones with additional forms of forward-contracts (e.g. trade financing, backstops, etc.), magnifying the likelihood of successful experimentation, iteration, and innovation.

- **Metrics**. Our Platform will provide proprietary analyses and on-going performance assessments using advanced machine learning algorithms and periodic updates and reconciliations based on market-leading standards (e.g. S&P, FASB, IRIS, BIA) - to allow key stakeholders to remain apprised of the performance of the partnerships in their sectors, themselves, and their larger ecosystems. Over time, members will receive suggestions for performance improvement, particularly in critical, mandated initiatives.

ADVANTAGES OF OUR PLATFORM

Our Platform provides services for security token issuers and ecosystem stakeholders to facilitate market-ready projects with de-risked experimentation, iteration, and capacity for on-going evolution. It has several advantages over legacy systems, which include angel, venture, and private equity investment, private and public market M&A via the capital markets and investment banks, impact investment through these same channels, grant and government programs in that take place largely in isolation from corporate partners and their primary business groups and targets. These advantages include innovation-focused evolution – e.g. early stakeholder engagement, multistakeholder collaboration, bespoke value and attribute development, and on-going stakeholder alignment; greater transparency and security; reduced risk; and beneficial network effects. The benefits of Platform membership is shared across stakeholders through project, token, and Platform performance.

- **Innovation-focused evolution.** Creating projects on the Platform enables, for example, corporate venture capital groups, growth managers, sustainability teams, or CFOs to discover innovators, communities, stakeholders, and investors with which to communicate. Through this initial process, stakeholders can define their interests and assets to create project attributes. The key outcomes project stakeholders have defined can be embedded in security tokens, created for particular projects, geographies, industries, product groups or processes, or companies in general. The security tokens can be distributed across stakeholders through pre-sale, sale, grant, secondary sales, etc. Buttressing this phenomenal power is the ease of administration of the tokens and their exchange.

- **Greater transparency and security.** Blockchain is a system of ledgers checked and maintained on a distributed network each time a contract (i.e. a crypto asset) is transferred. Due to this distributed network, fraud is difficult to perpetrate. For example, take the environmental performance of a leading company: Managers orchestrated designs and evaluations behind closed doors, funded by industry, and publicized only by themselves. Customers were informed of great performance through ads. Sales were great and customers thought they were doing great things for the environment. Watch-dog groups then found significant anomalies. While stock price dropped the company could still dominate the conversation, given its significantly deeper pockets than the watch-dog groups.

  The alternative is blockchain and crypto: security tokens must be defined and created. This gives stakeholders an opportunity to evaluate projects first-hand and on on-going basis. Since the tokens increase in value if the distributions are steady and improving and/or are in high demand across the universe of investors – not just project stakeholders – token holders and buyers have a vested interest in testing and checking project attributes and fluctuations in token value. Tokens value derives from the credibility of the distributed ledger network and on-going sale and trade. In this way, blockchain creates a much more direct, democratic, and substantial system and eliminates room for abuse by single stakeholders.

Just as importantly, security tokens will sometimes be issued by seed-stage companies and sold publicly through crowdsales to the general public, including non-accredited investors. These startups will need an investor relations and corporate communications capability comparable to that of public companies. Ineffective, infrequent or unreliable communications can cause a sell-off in security tokens that potentially impacts the long-term viability of the company and restricts access to capital. The Platform will provide relevant and reliable information, as well as analytic tools for investors and issuers, to make effective decisions of issuing, purchasing, holding, trading and selling digital assets and diversifying portfolios.

- **Reduced risk.** Projects can be derisked with early and on-going stakeholder engagement, community buy-in, community capital, resource management, regulatory compliance, underwriting, liquidity, and more. All token holders can mitigate their exposure through ATS exchange. The Platform facilitates risk mitigation through all of these features.

- **Beneficial network effects.** Multi-user, multi-sided platforms can be both "sticky" and "viral," reducing customer acquisition costs and increasing the lifetime value of customers. In the token economy, crypto assets can encourage specific user actions and behavior, such as attracting users through referrals, amplifying messages on social media and endorsing other participants. The data provided by user activities can also train machine learning algorithms to continually improve the overall performance of the Platform.

By enabling collaboration and underwriting with bespoke SEC-registered tokens, our Platform will also provide a valuable service to foster innovation within and across ecosystems. Token holders may benefit from thoughtful economic models, machine learning, transparency, efficiency, reduced project, merger, and/or acquisition costs and risks, and overall reduced risk through the use of our Platform. Even a small competitive advantage for innovative projects can reduce the failure rate, improve performance and increase the likelihood and rates of return. By co-creating projects, defining critical outcomes, aligning on-going stakeholder interests, de-risking experimentation and iteration, and collaboratively innovating projects can capture any degree of competitive advantage. Through co-creation, embedding projects with bespoke value, and enabling on-going participation, Blockchain and crypto can unleash the full potential of the innovation ecosystem.

INDECO

MANAGEMENT

MANAGEMENT

The following are the directors and officers of Indeco Union.

Name	Position	Term of Office
David Levine	Chief Executive Officer and President; Director	3/29/2018 to present
Robert Whetsel	Director	4/29/2019 to present
Russell Bruemmer, Esq.	Director	3/29/2018 to present
Denise Denson	Director	3/29/2018 to present
Jeff Hembrock	Director	3/29/2018 to present
David Heyman	Director	3/29/2018 to present

CHIEF EXECUTIVE OFFICER AND PRESIDENT

David Levine

David Levine founded Indeco Union to improve the global formation, aggregation and distribution of capital through a social capital platform for the benefit of security token investors and issuers. He was appointed President and Chief Executive Officer of Applied Philosophy Lab, PBC, the predecessor company of Indeco Union, on November 27, 2017 and was appointed President and Chief Executive Officer of the corporate entity now formed as Indeco Union on March 29, 2018.

Beginning February 22, 2010, Mr. Levine served as Chairman and Chief Executive Officer of Geostellar, which he founded to provide an efficient solar energy marketplace. Mr. Levine resigned as an officer and director of Geostellar on January 25, 2018 and was re-appointed to the Geostellar board of directors and was re-elected as that board's chairman and as Geostellar's CEO as of March 30, 2018. Mr. Levine resigned from all positions with Geostellar effective April 17, 2018.

Geostellar has a patented platform that instantly and interactively tailors a solar plan to best meet the unique energy needs of each individual home or business. On January 29, 2018, Geostellar filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code, as amended, in the Northern District of West Virginia. On April 25, 2018, the case was voluntarily converted by Geostellar to Chapter 7. Mr. Levine continues to serve as an advisor subject to request from the Chapter 7 trustee.

Prior to Geostellar, Mr. Levine engaged in a number of entrepreneurial endeavors, including a video game technology platform and a marketplace for the exchange of whole loans and loan portfolios between financial institutions. Mr. Levine held a variety of business and technical leadership roles for startups and established enterprises, including geospatial firms, commodities analytics and reporting and forest mapping. Mr. Levine has been awarded patents for his pioneering inventions in big-data geomatics and secondary market loan exchanges. Mr. Levine has also served as executive director of the National Technology Transfer Center and as Director of Technology and Transformation in the West Virginia Development Office. Mr. Levine authored an early work on the Java programming language, *Live Java, Database to Cyberspace*, published by Academic Press, a division of Harcourt Brace, and presented a paper at the first International Conference on the World Wide Web at CERN Particle Physics Lab. Mr. Levine graduated from Yale University with a degree in Philosophy, and he was awarded the Rackham Memorial Fellowship in Poetry at the University of Michigan.

BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Company currently has six members, consisting of: (a) the CEO of the Corporation and Chairman of the Board, David Levine; (b) five independent directors, which include (i) Russell Bruemmer, (ii) Denise Denson, (iii) Jeff Hembrock, (iv) David Heyman, (v) Robert Whetsel.

Russell Bruemmer

Russell Bruemmer joined the law firm of Wilmer, Cutler, Pickering (now WilmerHale) in 1981 after serving as Chief Counsel-Congressional Affairs for the Federal Bureau of Investigation. He became a partner in 1985. Mr. Bruemmer served as General Counsel of the CIA from 1987 to 1990, when he returned to WilmerHale. His practice focused primarily on financial services institutions, including the negotiation and documentation of acquisitions and divestitures, joint ventures and financing transactions; resolving enforcement actions and conducting internal investigations; and on corporate governance and corporate structuring matters in a variety of industries. Mr. Bruemmer served as a partner, until December 2014, and as a senior counsel, from January to April 2015, in the firm's Financial Institutions Group (where he also served as its Chair), its Corporate Transaction Group and its Defense and National Security Group, and retired in 2015. Since his retirement, Mr. Bruemmer has served as an advisor and board member of several emerging businesses.

Mr. Bruemmer counseled clients on the regulation of financial services, and also on regulatory issues and transactions involving, technology, energy and other industry sectors. He also represented audit committees and special committees in corporate investigations and other special assignments. These assignments involved both US and international transactions, a number of which required compliance with one or more applicable regulatory regimes.

After clerking for Judge William H. Webster on the United States Court of Appeals for the Eighth Circuit, Mr. Bruemmer was appointed Special Assistant to the Director of the Federal

Bureau of Investigation in February 1978. Mr. Bruemmer served in that position until June 1980, when he became Chief Counsel-Congressional Affairs for the FBI, a position he held until he joined WilmerHale in 1981. Mr. Bruemmer also served as Special Counsel to the Director of Central Intelligence from September 1987 to January 1988 and as the Central Intelligence Agency's General Counsel from January 1988 until March 1990. At the CIA, Mr. Bruemmer managed an office of 60 lawyers and was the senior legal officer for the Agency and the Director of Central Intelligence.

Denise Denson

Denise Denson ended a successful twenty-three year career at Viacom (a multi-national media company with television, motion picture, online and mobile platforms in over 160 countries) as the Executive Vice President of Global Content Distribution and Marketing at Viacom, from January 2015 to December 2016, where she developed and implemented worldwide distribution strategy to generate incremental revenues across two separate divisions, Paramount and Viacom Media Networks. Ms. Denson was one of eight direct reports to the Chairman and Chief Executive Officer of Viacom. In this position, Ms. Denson was regarded as a high-impact leader with deep experience transforming and expanding media businesses in global markets through developing and implementing sales, marketing, business development, and operations strategies. Prior to this role, Ms. Denson was Executive Vice President, Content Distribution from January 2014 to December 2014, where she led both traditional and digital content for 26 channels including Nickelodeon, MTV, VH1, and Comedy Central, and consistently grew revenues over ten years from $1B to $4B annually.

Since leaving Viacom at the end of 2016, Ms. Denson has become a highly sought-after advisor and media consultant engaged by domestic and international media and telecommunications companies, content creators, leading investment banks, private equity firms, media entrepreneurs and start-ups.

Jeff Hembrock

Jeffrey V. Hembrock, has held a successful thirty-eight year career at the Miller Brewing Company ("Miller"), an American beer company and then subsidiary of SABMiller plc (LON:SAB), and served as Miller's President and SABMiller plc's President of Market Development in the Americas, from November 2009 to November 2016 when he retired due to the sale of the company to ABInbev (NYSE: BUD). In this role he was responsible for the sales, marketing, supply chain and distribution of SABMiller products to 36 countries around the world. Mr. Hembrock holds a B.S. in Operations Management from the Pennsylvania State University and an M.S. in Business Management from Cardinal Stritch University where he is currently Executive in Residence. He has also completed an executive management development program at Oxford University's Said School of Business.

David Heyman

David Heyman founded and has co-led Smart City Works, a next-generation business accelerator focused exclusively on innovation and commercialization of infrastructure technologies that improve the livability, operations, and resilience of cities since October 2015.

He also has served as a commissioner on the District of Columbia's Homeland Security Commission; a visiting senior fellow at the Nanyang Technological University in Singapore; a member of the Aspen Homeland Security Strategy Group; and the CEO of Tektonics Global, a management consulting firm working with businesses and governments to build smarter, safer, and more resilient cities.

Mr. Heyman has over two decades of executive experience at the highest levels of government and the private sector, working in innovation and risk management as a strategist, thought leader, and recognized expert in national security, energy policy, and international affairs. He has held senior positions at the White House (1995-1998), US Department of Energy (1998-2001), and US Department of Homeland Security (2009-2014). Most recently, he was the Assistant Secretary for Policy at DHS, a senate-confirmed position where, as a member of the Department's management team, he led global efforts and initiatives in counterterrorism, cybersecurity, building resilience, and critical-infrastructure protection. Previously, Mr. Heyman founded and directed the Homeland Security Program at the Center for Strategic and International Studies (2001-2009), and taught security studies and science and technology policy as an adjunct professor at Georgetown University (2006-2009). Before entering government, Mr. Heyman worked for nearly a decade as a computer systems software engineer, and head of international operations for a firm specializing in industrial automation, robotics, and supply-chain management systems for Fortune 100 companies. He holds a Bachelor's degree in biology from Brandeis University and a Master's in international relations and economics from the Paul H. Nitze School of Advanced International Studies at Johns Hopkins University, where he graduated with the highest level of distinction.

Robert Whetsel

Dr. Robert C. Whetsel has a career that has spanned more than 25 years within the Department of Defense (DoD). His current role as the Chief Technical Advisor to the 4th Estate, DoD is pivotal in designing and developing the next DoD world-wide Defense network. This year $1B annual program is the largest network, systems, and service redesign the DoD has ever attempted. The project is consolidating 14 DoD Agencies, encompassing 3 continents, 800 locations, 1100 buildings, 9000 enclaves, 500K seats, 1M endpoint devices, and over 50 Enterprise Services. Once the project is completed it is expected to say the taxpayers billions of dollars over the years to come.

Dr. Whetsel began his career in 1984 with the DoD as an active duty enlisted member of an Anti-Terrorist Combative unit. He spent a total of 13 years active duty and 13 years reserve time with multiple deployments in service of the United States before retiring as an Officer in the Army Reserve (2019). The last 10 years of his military career he has worked as a Cyber Operator (17A) and Joint Network Attack (9N) planner to train and evaluate readiness of the next generation of Cyber Protect Teams (CPT)s for Army Reserve Cyber.

Dr. Whetsel is often sought out as technical executive and tasked to solve long-standing complex technical problems throughout the DoD and Intelligence communities. For example, he has resolved complex technical issues for the DoD CIO, Defense Health Agency, Veterans

Admiration, Defense Security Services, Defense MIA/POW Accounting Agency, NSA, and US. CYBERCOMMAND.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has three committees.

The Audit Committee is responsible for engaging the Company's independent auditors and reviewing and discussing the Company's financial statements with its officers and independent auditors. Mr. Bruemmer, Mr. Hembrock and Mr. Whetsel serve on the Audit Committee. Mr. Bruemmer serves as its chair.

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of the Company's directors and officers. Ms. Denson, Mr. Heyman and Mr. Whetsel serve on the Compensation Committee. Ms. Denson serves as its chair.

The Conflicts Committee is responsible for all matters relating to agreements and arrangements between the Company and Related Persons (as defined below). Mr. Bruemmer, Ms. Denson and Mr. Hembrock serve on the Conflicts Committee. Mr. Bruemmer serves as its chair.

DIRECTOR COMPENSATION

On November 27, 2017, the Board of Directors of Indeco Union approved the grant to each Director of Indeco Union (other than Mr. Levine) restricted shares equal to approximately 2.25% of the issued fully diluted shares of common stock of Indeco Union on such date. The shares of restricted stock vest in substantially equal monthly installments over a period of 24 months beginning on the date of grant (subject to the Director's continued services as a Director through each applicable vesting date and subject to such other conditions set forth in the award agreement evidencing the grant of the restricted stock). Upon the merger of Indeco Union into the Company, the outstanding shares of common stock and equity awards of Indeco Union were converted into outstanding shares of common stock and equity awards of the Company.

TEAM COMPENSATION

In addition to cash compensation to be determined, on November 27, 2017, the Board of Directors of Indeco Union approved the grant to Indeco Union's then-existing six team members (not including Mr. Levine) restricted shares equal to approximately 18% of the issued fully diluted shares of common stock of Indeco Union on such date. The shares of restricted stock issued to team members vest in substantially equal monthly installments over a 48-month period beginning on the first anniversary of the date of grant (subject to the team member's continued services to Indeco Union as a team member through each applicable vesting date and subject to such other conditions set forth in the award agreement evidencing the grant of the restricted stock). Upon the merger of Indeco Union into the Company, the outstanding shares of common stock and equity awards of Indeco Union were converted into outstanding shares of common stock and equity awards of the Company.

TOKEN AND STOCK POOLS

The Company may create both a token compensation plan and an equity compensation plan to use as future compensation for officers, directors, employees, advisors and consultants.

EMPLOYMENT AGREEMENTS

The Company currently has no employment agreements. However, the Company intends to negotiate and formalize an employment agreement with Mr. Levine after $1 million has been raised through Indeco's fundraising efforts.

ADVISORY BOARD

On November 27, 2017, the Board of Directors of Indeco Union approved the formation of an Advisory Board for Indeco Union consisting of up to five people. On June 1, 2018, the Board of Directors of both Indeco Union and Indeco Financial Syndicate agreed to merge the two companies. Upon consummation of the merger on June 27, 2018, the Advisory Board continued as advisors of the Company.

On November 27, 2017, the Board of Directors of Indeco Union also approved the grant to each member of the Advisory Board restricted shares equal to approximately 0.50% of the issued fully diluted shares of common stock of Indeco Union on the date of grant. The shares of restricted stock vest in substantially equal monthly installments over a period of 24 months beginning on the date of grant (subject to the member's continued services as a member of the Advisory Board through each applicable vesting date and subject to such other conditions set forth in the award agreement evidencing the grant of the restricted stock). Upon the merger of Indeco Union into the Company, the outstanding shares of common stock and equity awards of Indeco Union were converted into outstanding shares of common stock and equity awards of the Company.

The Advisory Board has taken an active role in the development of the Company's business plans, and in particular the development of our Platform.

Suleman Kahn

Mr. Kahn currently serves as an advisor to Swell Energy, an energy storage developer he co-founded, where he is responsible for corporate development, product strategy and market entry. He also serves as an advisor to NEXTracker, a subsidiary of Flextronics that provides sun tracking systems for photovoltaic systems.

Mr. Khan has been a leading figure in the structured finance sector of the energy industry, at various times responsible for Tesla's stationary storage initiative, NRG Energy's residential solar finance division, Solar Universe's residential lease program and BrightGrid Solar's consumer finance products and quotation tools between September 2008 and July 2015.

Previously, Mr. Khan worked for Citigroup Capital Markets and Citigroup Global Investment Bank structuring and syndicating Collatoralized Debt Obligations and covering M&A advisory within the financial services sector, including domestic and foreign banks, insurance companies, financial guarantors, commercial and specialty finance companies and electronic financial services companies.

Mr. Khan began his career in the debt private placements group at Prudential Capital Group and served the United Nations Development Program in the Zimbabwe Association of Microfinance Institutions.

Jason Kay

Mr. Kay currently serves as the Advisor to the Chief Creative Officer of Magic Leap and a venture partner in AID Partners Capital Holdings, a Hong Kong-based buyout and private investment company focused on digital media, media finance and retail hospitality.

Mr. Kay has broad background in starting new ventures and advising established companies. He was formerly the Chief Strategy Officer of THQ, Inc. (NASDAQ: THQI), where he worked alongside his longtime business partner Jason Rubin on the company's strategic direction and execution, The Company was sold in a 363 auction to multiple buyers in January 2013. Previously, Mr. Kay co-founded several companies, including social game startup Monkey Gods, Flektor (sold to Fox Interactive Media) and MyCaster (sold to Scour). Mr. Kay also worked as an advisor to IGN (News Corporation) and Home Box Office (Time Warner), the largest subscription television business in the world at the time.

Mr. Kay started his career as a producer at Activision, and in between larger projects worked as a strategist and advisor to sell companies like Columbia House and the HBO Lab to financial and strategic buyers.

Mr. Kay has also maintained an active real estate investment and management portfolio, buying, rehabilitating, and operating over 500,000 square feet of commercial, industrial and residential real estate properties.

Jeff Lamkin

Mr. Lamkin has been involved in the business of money management for over 22 years. He currently is the head of trading in Chicago for the CMT Asset Management, where he manages both the high frequency trading operations and oversees the development of the crypto asset trading strategies and infrastructure. Mr. Lamkin formerly was a founding partner of Del Mar Asset Management, a multi-strategy hedge fund with $1 billion in AUM. He has also managed proprietary trading businesses for such firms as Bluefin Trading, Arxis Capital, and Libertyship Capital. Before running international divisions for Susquehanna International Group in Amsterdam, and Tokyo, Mr. Lamkin was an options market maker on the Pacific

Exchange.   Mr. Lamkin has a strong background in investments both public and private, special situations trading, derivatives trading, and risk management.   Mr. Lamkin is a graduate of the University of California San Diego with a degree in East Asian Studies. He speaks Japanese, Portuguese and Spanish, as well as his native English.

Natalia Olsen-Urtecho

Natalia Olson-Urtecho is the Founder of InfraTech21 "Building Smarter Cities & Resilient Infrastructure" and co-Founder of The Disruptive Factory. She was the Regional Administrator for the U.S. Small Business Administration, serving as Presidential Appointee from 2012-2017, responsible for delivery and management of small business programs, development initiatives and financial assistance & lending, throughout the mid-Atlantic region. Olson-Urtecho oversaw more than 180 SBA offices; SCORE chapters; Business Development Centers and other resources while managing a field staff of more than 100 loan, business, community outreach specialists and support personnel throughout PA, DE, MD, VA, WV & Washington D.C. She worked with local lenders and successful firms across the region, overseeing more than $34.2 billion in federal government contracts for goods and services purchased from local entrepreneurs. An entrepreneur with more than 18 years of experience working with international, regional and local entities in Latin America, Central Europe and Asia, she has professional experience in finance, government contracting, international collaboration, commercialization of clean technologies, environmental planning, sustainable building, zoning, land use, transportation, public engagement and infrastructure policies and development. She was appointed by the U.S. Secretary of Commerce to the U.S. Innovation Advisory Board and to the Philadelphia City Planning Commission and Zoning Code Commission boards, and has also served on several for-profit boards. Olson-Urtecho has been recognized as a "Latina Powerhouse" in Maryland, one of Delaware Valley's (PA,NJ, DE) Most Influential Latinos, Philadelphia's Business Journal's Minority Business Leader Award and she also received the Women of Distinction Award for her work in growing the green economy.

Ms. Olson-Urtecho oversaw the Mid-Atlantic region's SBA loan program supporting nearly $8 Billion in small business loans over the course of 5 years.

<u>RELATED PERSON TRANSACTIONS AND CONFLICTS OF INTEREST</u>

From time to time the Company may engage in transactions with Related Persons. "Related Persons" are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any family member of any of the foregoing persons or an entity controlled by any such person or persons. In addition, from time to time the Company may enter into transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its stockholders or members.

INDECO

OWNERSHIP AND CAPITAL STRUCTURE

OWNERSHIP AND CAPITAL STRUCTURE

THE COMPANY

The Company is a public benefit corporation initially organized under the laws of the State of Delaware as a limited liability company on November 3, 2017**.** The Company converted to a Delaware corporation on February 14, 2018 and changed its name to Indeco Financial Syndicate on March 22, 2018. The Company was a wholly-owned subsidiary of Indeco Union until Indeco Union's merger with and into the Company on June 27, 2018. The Company was the surviving corporation in the merger and was renamed Indeco Union.

Although the Company continues to develop its Token, the Company currently intends for holders of the Token to receive profit distributions based on the Company's performance after costs plus 20% are retained by the Company and rights to certain economic benefits in preference to the Company's equityholders upon a dissolution of the Company as more fully disclosed below.

Outstanding Voting Stock

The following table shows the owners of 20% or more of the voting securities of the Company, as of June 22, 2018.

Beneficial Owner	Amount and class of securities held	Fully diluted percentage voting power
David Levine	830,000 shares of common stock	82.01%

Mr. Levine purchased all of the initially-issued shares of common stock from Indeco Union on November 8, 2017, at a price per share equal to the par value of the common stock, or an aggregate purchase price of $830. For the issuance of common stock, Indeco Union relied on the private placement exemption of Section 4(a)(2) of the Securities Act. Upon the merger of Indeco Union into the Company, the outstanding shares of common stock and equity awards of Indeco Union were converted into outstanding shares of common stock and equity awards of the Company.

Other than the Simple Agreements for Future Tokens ("SAFTs") issued pursuant to (i) Section 4(a)(2) of the Securities Act, and (ii) Regulation CF through a Form C filed with the SEC on November 9, 2017 (as amended on December 6, 2017 and December 7, 2017), a Note Purchase Agreement issued pursuant to Section 4(a)(2) and the promissory notes referred to below under "–*Indebtedness*" the Company has not issued or sold any other securities since inception. For the issuance of the common stock, Indeco Union relied on the private placement exemption of Section 4(a)(2) of the Securities Act.

Voting Rights

The common stock entitles the holders thereof to vote on all matters submitted to the shareholders of the Company. The holders of the DUSTOs will have no voting rights, and the holders of the Tokens will have no voting rights except as described below under "Equity Distribution and Redemption Rights." As a result, all matters requiring the vote of shareholders will be determined by the common stockholders.

Conversion of SAFTs and DUSTOs to Preferred Stock

Due to challenges in the market for crypto assets and security tokens, the Company intends to issue securities purchased in pre-sales agreements under Reg CF and Reg D exemptions from registration as preferred stock. We intend to offer the preferred stock as paper stock certificates or security tokens at the option of the investor.

We have not yet determined or proposed an issuing price for our preferred stock. We have engaged an investment bank, Phase One Capital, to underwrite and manage our preferred stock issuance.

Indebtedness and Liabilities

As of the date of this Form C-AR, the Company had indebtedness to Dr. Paul Levine, the father of the Companys' CEO David Levine, in the aggregate amount of $35,250. Effective March 1, 2018, Paul Levine extended the Company a secured loan pursuant to a Secured Promissory Note and Security Agreement in the amount of $35,250. The March 1, 2018 Secured Promissory Note accrues interest at 12% interest, with principal and interest amortizing and payable monthly beginning on May 1, 2018 with the final payment due December 1, 2018. The note has been extended by mutual agreement between Dr. Levine and the Company.

As of the date of this Form C-AR, the Company had indebtedness to purchasers of DUSTOs under a Note Purchase Agreement in the aggregate amount of $297,500. The DUSTOs bear an interest rate of 15% and are convertible into Tokens in a Security Token Offering at the option of the holder. A Token bonus of 80% will be granted to holders of these DUSTOs who optionally convert to Tokens in the Security Token Offering. We may issue additional DUSTOs pursuant to the Note Purchase Agreement or other securities from time to time. We intend to convert these DUSTOs to preferred stock interests in Indeco.

As of the date of this Form C-AR, the Company has issued SAFTs for a total of $171,287.00 at a 40% discount to the offering price when the Tokens are issued. We plan to convert these SAFTs into our preferred stock offering.

INDECO

FINANCIAL CONDITION

FINANCIAL CONDITION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Annex 2.

Operations

The Company was formed on November 3, 2017 and is currently pre-revenue. Since inception, the Company has accrued two main categories of expense in the following areas (1) product development and (2) administrative expenses. The Company previously raised $171,287 pursuant to a Regulation Crowdfunding offering that closed on January 12, 2018 and has received additional funding of approximately $300,000 pursuant to the private placement exemption of Section 4(a)(2) of the Securities Act.

The Company expects to achieve profitability over the next five years by executing its business plan. We intend for the Company to retain and hire software engineers to develop our network and platform, a sales and marketing team to attract issuers and investors, business development executives to develop distribution channels and partnerships, and a legal and finance team to maintain compliance.

The first key milestone is the close of a $3,000,000 preferred stock offering to be underwritten and managed by Phase One Capital. With these funds, we intend to launch our Platform, generate revenue from customers and achieve profitability.

To generate strong enough cash flow to support our operations, our primary initial focus will be attracting members of Opportunity Zone ecosystems. We intend to create systems and tools to help these ecosystems effectively develop their local economies.

Liquidity and Capital Resources

The Company will need additional capital to complete Platform development and begin hiring personnel to attract issuers and investors and provide support for all members. The Company's ability to continue as a going concern will depend on its ability to raise additional capital in one or more offerings and ultimately its ability to commence profitable operations and achieve positive cash flows. Even after the Company has begun operations, it expects that periodic offerings will be necessary to continually enhance the Platform and attract new members for the foreseeable future. The Company may not be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of its planned development, which would be detrimental to the Company's business, financial condition and operating results.

The Company has no sources of capital other than the offerings described in the preceding paragraph.

Capital Expenditures

The Company expects to make capital expenditures as it develops the Platform and builds its portfolio.

Material Changes and Other Information

On June 27, 2018, based on changes in our business model, our former parent company, Indeco Union, merged with and into Indeco Financial Syndicate. Indeco Financial Syndicate was the surviving corporation in the merger and was renamed Indeco Union.

Effective January 1, 2019 the Board of Directors determined our fiscal year would be moved to a calendar year.

Trends and Uncertainties

After reviewing this Form C-AR, readers should consider whether the achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delay in taking the steps outlined above.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Annex I.

INDECO

FINANCIAL INFORMATION

UNAUDITED FINANCIALS

PROFIT AND LOSS
January - December 2018

Income	
Sales	$ 39,200.00
Total Income	*$ 39,200.00*
GROSS PROFIT	**$ 39,200.00**
Expenses	
Contractors	$ 51,344.37
Legal	$ 213,299.18
Marketing	$ 4,883.00
Public Relations	$ 8,601.14
Advertising	$ 2,961.49
Rent	$ 1,095.00
Utilities & Other Facility Costs	$ 4,053.22
Supplies, Postage & Shipping	$ 142.35
Equipment Maintenance & Rental	$ 699.68
Business Insurance-Indeco	$ 7,782.58
Bank Fees	$ 1,387.00
Office Supplies, Hosting and Software	$ 21,591.52
Uncategorized Expense	$ 43,930.33
State & Local Franchise, Property & Other Tax	$ 1,888.40
Miscellaneous expenses	$ 9,418.64
Dues & subscriptions	$ 14,945.78
Loan	$ 1,000.00
Meals & Entertainment	$ 11,096.76
Payroll	$ 390,701.29
Travel, trade shows,	$ 23,790.41
Total Expenses	*$ 814,612.14*
NET OPERATING INCOME	**$-775,472.14**
NET INCOME	**$-775,472.14**

BALANCE SHEET
As of December 31, 2018

TOTAL	
ASSETS	
Current Assets	
Bank Accounts	
United Checking-0117	$ -36.75
United Checking-4504	$ 62,467.04
Total Bank Accounts	$ 62,430.29
Accounts Receivable	
Accounts Receivable (A/R)	$ 39,200.00
Total Accounts Receivable	$ 39,200.00
Total Current Assets	$101,630.29
TOTAL ASSETS	$101,630.29
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	$ 500.00
Additional Paid in Capital	$ 23.00
Security Token Pre-Sales	$ 157,500.00
Retained Earnings	$-160,311.80
Net Income	$ 103,919.09
Total Equity	$ 101,630.29
TOTAL LIABILITIES AND EQUITY	$ 101,630.29

A2-1